MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail:	ross.hansen@cunamutual.com

September 30, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Life Insurance Company Request to Withdraw Registration Statement on Form S-1 File No. 333-207150

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), MEMBERS Life Insurance Company respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-1 (File No. 333-207150) together with all exhibits (the “Registration Statement”) as filed with the SEC on September 25, 2015.

The Company is requesting to withdraw the Registration Statement since it inadvertently filed the Registration Statement under an incorrect CIK number. The Company plans to file a new registration statement on Form S-1 with the correct CIK number (“New Registration Statement”) and pursuant to Rule 457(p) under the Securities Act use the filing fees paid for the Registration Statement to offset filing fees for the New Registration Statement. No securities were sold under the Registration Statement.

If you have questions regarding this request, please contact Thomas E. Bisset at Sutherland Asbill & Brennan LLP, outside counsel to the Company, at 202.383.0118.

Sincerely,

/s/Ross D. Hansen

Ross D. Hansen

cc:	Thomas Bisset